UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number: 333-120787.

THE JEAN COUTU GROUP (PJC) INC.

(Exact Name of Registrant as Specified in Charter)

 530 Bériault Street, Longueuil, Quebec, Canada J4G 1S8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K of The Jean Coutu Group (PJC) Inc. (the “Company”) consists of the Company’s answers to some of the questions that we have received regarding the acquisition by Rite Aid Corporation of the U.S. operations of Company, including matters relating to the 8.5% Senior Subordinated Notes issued by the Company and the effect of the transactions on Rite Aid Corporation’s debt attached as Exhibit 99.1 and incorporated by reference herein.

Exhibit No.	Description

99.1	Questions and Answers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2006	The Jean Coutu Group (PJC) Inc.
	By:	/s/ Kim Lachapelle

Kim Lachapelle Corporate Secretary